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SEC FILE NUMBER
8-68474

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CVCapital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Hamilton Avenue, Suite 330
(No. and Street)

Palo Alto	CA	94301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helene Berson	415-203-3960	hbersoncpa@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Bin Yang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CVCapital Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached CA Certificate Acknowledgement Jurat

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Santa Clara }

Subscribed and sworn to (or affirmed) before me on this 10th day of February, 2025
Date *Month* *Year*

by Bin Yang

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: Patricia Mae Hornback
Signature of Notary Public

PATRICIA MAE HORNBACK
COMM. # 2484528
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
MY COMM. EXP. MAR. 15, 2028

Seal
Place Notary Seal Above

-- **OPTIONAL** --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:____________________

Document Date:____________________

Number of Pages:____________________

Signer(s) Other Than Named Above:____________________

CVCapital Securities, LLC
Financial Statements and
Supplemental Information

For the Year Ended December 31, 2024

CVCapital Securities, LLC

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
CVCapital Securites, LLC
Palo Alto, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CVCapital Securities, LLC, as of December 31, 2024, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CVCapital Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CVCapital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 through 13 has been subjected to audit procedures performed in conjunction with the audit of CVCapital Securities, LLC's financial statements. The supplemental information is the responsibility of CVCapital Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the CVCapital Securities, LLC's auditor since 2023.

Norwell, Massachusetts

February 11, 2025

CVCapital Securities, LLC
Statement of Financial Condition
December 31,2024

ASSETS

Cash	$	452,107
BD license		31,745
Prepaid expense		1,170
Total assets	$	485,022

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	6,411
Commission payable		150,134
Total liabilities		156,545
Member's Equity		328,477
Total liabilities and member's equity	$	485,022

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Income
For the year ended December 31, 2024

Revenue	
Advisory fees	$ 410,573
Interest	325
Total Income	410,898
Expenses	
Administrative (related party)	132,665
Commissions	106,172
Rent (related party)	60,125
Professional fees	37,999
Travel (related party)	15,300
Regulatory dues and fees	4,719
Business taxes	1,700
Other Expenses	5,350
Total Expenses	364,030
Net Income	$ 46,868

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Beginning of Period	$ 81,609
Contributions	200,000
Distributions	0
Net Income	46,868
End of Period	$ 328,477

The footnotes are an integral part of the financial statements.

CVCapital Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	46,868
Change in operating assets and liabilities:		
Prepaid expense		108
Accounts payable		3,227
Commissions payable		64,111
Net cash provided by operating activities		114,314
Cash flows from financing activities:		
Contributions		200,000
Net cash provided by financing activities		200,000
Net increase in cash		314,314
Cash, beginning of year		137,793
Cash, end of year	$	452,107
Supplemental information:		
State taxes paid		$ 1,700

The footnotes are an integral part of the financial statements.

NOTE -1 SUMMARY OF SIGNIFCANT ORGANIZATION AND ACCOUNTING POLICIES

The accounting principles followed by CVCapital Securities, LLC ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

On July 21,2014, CVCapital U.S., Inc. ("the Parent Company") a California limited liability company acquired Reliquid Capital Network, LLC. The company was granted continuing membership with FINRA on March 18, 2015. On April 13, 2015 the Company filed for a California limited liability company. The Company has adopted a calendar year end.

Description of Business

The Company, located in Palo Alto, California, is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC").

The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not hold customer funds or safe keep customer securities. For the year ended December 31, 2024, the Company is not exempt from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073.

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from three single external customers in 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized in accordance with FASB ASC-606, revenue from contracts with customers. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Advisory fees consist of retainer fees and success fees. Retainer fees related to mergers and acquisitions and finders and financing agreements are recognized as revenue once the agreement has been executed, work on the particular project has commenced, and certain deliverables have been provided to the client. Success fees related to these agreements are recognized upon closing of the transaction. Both are considered to be earned at a point in time.

Interest income is recognized over time as it is earned.

The following table presents revenue by major source:

Revenue from customer contracts

Advisory Fees	$410,573

Accounts Receivable

Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. At December 31, 2024 the Company did not have any accounts receivable. The adoption of the standard did not have a material impact on the Company's Financial Statements.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Business Concentration

The Company earned revenue from three major customers that accounted for one hundred percent of their advisory fee income.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership by the Internal Revenue Service. As such, the Company does not record a provision for federal income taxes because its members report their share of the Company's income or loss on their income tax return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. States. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of any changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize on the Statement of Financial Condition a right-of-use asset and a lease liability for most lease arrangements with a term greater than one year. The new standard also requires new disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in this update should be applied using a modified retrospective approach. The application of this standard did not have a material effect to the company's financial statements. The company shares office space with its parent company and its share of the office rent is covered by the expense-sharing agreement.

BD License
In July 2014, the Company acquired another broker-dealer, and as a result recognized $31,745 related to the acquisition of the Broker Dealer license. This is reflected on the Statement of Financial Condition as BD License. The company considers this an indefinite-lived asset, and, as such, has elected not to amortize the balance.

NOTE 2 – MEMBER'S CAPITAL
The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. At December 31, 2024, the Company had regulatory net capital of $295,562 which was $285,126 above the minimum requirement of $10,436.

NOTE 4-RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent Company. Under this agreement, the Company pays its Parent for Rent, Administrative and Travel expenses provided at an agreed upon monthly amount subject to changes. For the year ended, December 31, 2024, the amount paid to the Parent was $208,090, and is reported as rent, travel, and administrative expenses in the statement of income.

NOTE 5-COMMITMENTS AND CONTINGENCIES

CVCapital Securities, LLC does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 6-SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 11, 2025, the date the accompanying financial statements were issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

Schedule I
CVCapital Securities, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
And Reconciliation of Net Capital Pursuant to SEC Rule 17a5(d)(4)
As of December 31, 2024

Net Capital:		
Total Member's Equity		$ 328,477
Less: Non-Allowable Assets:		
Prepaid expense		1,170
BD license		31,745
Total Non-Allowable Assets		32,915
Net Capital		**295,562**
Aggregate Indebtedness (AI):		
Accounts payable	6,411	
Commission payable	150,134	
Total Aggregate Indebtedness		156,545
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6 2/3% of AI)		10,436
Minimum dollar requirement		5,000
Excess Net Capital		$ 285,126
Percentage of Aggregate Indebtedness to Net Capital		52.97%

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2024 included in the Company's unaudited Form X-17A-5, Part IIA.

Schedule II

CVCAPITAL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the year ended December 31, 2024, the Company is not required to claim an exemption from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
CVCapital Securities, LLC
Palo Alto, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which CVCapital Securities, LLC stated that CVCapital Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that CVCapital Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. CVCapital Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. CVCapital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CVCapital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as CVCapital Securities, LLC's auditor since 2023.

Norwell, Massachusetts

February 11, 2025

CVCAPITAL SECURITIES

CVCAPITAL SECURITIES, LLC

EXEMPTION REPORT REQUIRED BY RULE 1 7a-5, 17 C.F.R.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024

CVCapital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended December 31, 2024 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

CVCapital Securities, LLC

By:

Name: Bin Yang

Title: President

Dated: Feb 11, 2025